Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 31, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 31, 2002, entitled "Statoil acquires access to US gas market".

Statoil acquires access to US gas market

Statoil (OSE: STL, NYSE: STO) and El Paso Corporation (NYSE:EP) have signed an agreement whereby El Paso releases the capacity rights for 20 years which amounts to one-third of the capacity at the liquefied natural gas (LNG) terminal at Cove Point, Maryland, USA.

This secures Statoil direct access to the US gas market through the Cove Point terminal from 2003. The terminal is well located in this heavily populated area, with a concentration of large gas customers. Gas delivered into this region receives attractive prices in the market. Availability of LNG receiving capacity is scarce.

In addition, Statoil and El Paso have signed an agreement for Statoil to take over the purchase contract for an annual volume of 2.4 billion cubic metres of LNG from the Snøhvit field for the period 2006-2023. The anticipated customer groups will be power utilities and local distribution companies in the USA. The cash payment to El Paso is USD 210 million.

"Both of these transactions are in line with our LNG strategy," says Statoil's chief executive Olav Fjell. "Access to the high-value gas markets on the US east coast represents an attractive opportunity for Statoil. We have improved our position for future expansion of our LNG activities in Norway and internationally."

Statoil will enter the LNG market through production from the Statoil-operated Norwegian Snøhvit field, starting in 2006.

Statoil is marketing its own Norwegian-produced gas along with gas produced from the Norwegian state's direct financial interest (SDFI). Revenues and expenses will be shared between Statoil and the SDFI according to their relative ownership interests. This will also apply to the agreement with El Paso.

The El Paso agreement represents an important step in the further development of Statoil's North-Atlantic LNG strategy.

In addition, Statoil has been invited to bid for operatorship in the development of LNG production from the Plataforma Deltana area off Venezuela, and a feasibility study for LNG production from the Statoil operated Nnwa field off Nigeria is under way.

For further information:

Ottar Rekdal, senior vice president for international gas and power: tel
+47 901 99 258 (mobile)
Mari Thjømøe, vice president for investor relations: tel +47 51 99 77 90
(office), +47 90 77 78 24 (mobile)
Thore Kristiansen, vice president for investor relations in the USA: tel
+47 916 64 659 (mobile), +1 203 978 6950

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 31, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer